                                  EXHIBIT (11)

                  THE PROCTER & GAMBLE COMPANY AND SUBSIDIARIES
                  ---------------------------------------------
                        Computation of Earnings Per Share
                        ---------------------------------
Amounts in millions except per share amounts

                                                                   Years Ended June 30
                                                ---------------------------------------------------------
                                                   2005       2004        2003         2002       2001
                                                ---------   ---------   ---------   ---------   ---------
BASIC NET EARNINGS PER SHARE
----------------------------
Net earnings                                    $   7,257   $   6,481   $   5,186   $   4,352   $   2,922
Preferred dividends, net of tax benefit               136         131         125         124         121
                                                ---------   ---------   ---------   ---------   ---------

Net earnings available to common shareholders   $   7,121   $   6,350   $   5,061   $   4,228   $   2,801
                                                =========   =========   =========   =========   =========
Basic weighted average common shares
   outstanding                                    2,515.6     2,580.1     2,593.2     2,594.8     2,600.7
                                                =========   =========   =========   =========   =========

Basic net earnings per common share             $    2.83   $    2.46   $    1.95   $    1.63   $    1.08
                                                =========   =========   =========   =========   =========

DILUTED NET EARNINGS PER SHARE
------------------------------
Net earnings                                    $   7,257   $   6,481   $   5,186   $   4,352   $   2,922
Deduct preferred dividend impact on funding
   of ESOP                                              1           4           9          12          15
                                                ---------   ---------   ---------   ---------   ---------

Diluted net earnings                            $   7,256   $   6,477   $   5,177   $   4,340   $   2,907
                                                =========   =========   =========   =========   =========

Basic weighted average common shares
   outstanding                                    2,515.6     2,580.1     2,593.2     2,594.8     2,600.7
Add potential effect of:
   Conversion of preferred shares                   158.3       164.0       170.2       177.6       183.8
   Exercise of stock options and other
   unvested equity awards                            52.3        46.0        39.2        37.5        26.6
                                                ---------   ---------   ---------   ---------   ---------

Diluted weighted average common shares
   outstanding                                    2,726.2     2,790.1     2,802.6     2,809.9     2,811.1
                                                =========   =========   =========   =========   =========

Diluted net earnings per common share           $    2.66   $    2.32   $    1.85   $    1.54   $    1.03
                                                =========   =========   =========   =========   =========

(1) Despite being included currently in diluted net earnings per common share, the actual conversion to common stock occurs pursuant to the repayment of the ESOP debt through 2021.

(2) Approximately 1 million in 2005, 38 million in 2004 and 66 million in 2003 of the Company's outstanding stock options were not included in the diluted net earnings per share calculation because to do so would have been antidilutive (i.e., the exercise price exceeded market value).